UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 November 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT Logistics launches new parts distribution centre for BMW in the US, 16 November 2005

16 November 2005

TNT Logistics launches new parts distribution centre for BMW in the US

TNT Logistics, the largest provider of global logistics services to the automotive industry, has opened a 250,000 square-foot distribution centre for BMW of North America, LLC in Stockton, California, US. Employing more than 55 people, the new distribution centre receives after sales replacement parts and accessories from more than 100 domestic and international suppliers and ships to more than 40 dealers in northern California, the Pacific Northwest, and northern Rocky Mountains.

Each of BMW's five distribution centres handles parts for all lines of BMW vehicles sold in the U.S. as well as new car accessories and "lifestyle" merchandise, which includes hats, t-shirts, sporting equipment, clothing, luggage, bicycles and collectibles.

In Stockton, TNT Logistics is providing the labour, management and material handling equipment. The facility, which was built to BMW specifications, was designed to mirror other BMW distribution centres across North America and the rest of the world.

The opening of this distribution centre represents an expansion in the BMW service network. According to Alan Harris, vice president - after sales, BMW of North America, the new distribution centre will allow the company to increase improve the service it provides to dealers in the surrounding states. "Each time we add a distribution centre, we reduce the average distance between ourselves and our customers, which in turn reduces both our freight costs and carrier-related damages on outbound shipments," said Harris. The new distribution centre will also provide back-up service to other distribution centre in the BMW service network.

TNT Logistics has an 11-year history of working with BMW in the United States. BMW Manufacturing Company began producing motor vehicles in North America in 1994 when it opened its manufacturing plant in Spartanburg County, S.C. Since the plant opened, TNT Logistics has provided line-side delivery to BMW's production line and sequencing of parts and components. TNT also provides inbound supply chain management for that plant, which includes inbound material control, and transportation from suppliers to the plant.

"One of the strengths that TNT Logistics brought to the table was its strong track record for operating excellence," said Harris. "They used their Zero Defects Start-Up (ZDS) to take a deep dive approach in analyzing how we run our other distribution centres so that similar processes could be introduced at this facility. This enables BMW to have a unified approach to customer service around the country".

About BMW of North America

BMW of North America, LLC was established in 1975 as the United States importer of BMW luxury/performance automobiles. BMW NA assumed import and distribution responsibilities for BMW motorcycles in 1980. BMW NA's Corporate Headquarters are located in Woodcliff Lake, New Jersey. Also in New Jersey are the Eastern Regional Headquarters and Technical Training Centre in Montvale, a Parts Distribution Centre in Mount Olive and a Vehicle Preparation Centre in Port Jersey.

About TNT Logistics

TNT Logistics is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. Through its freight management unit it provides air and sea freight services within an international network. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 21 November 2005